Exhibit 7

Computation of consolidated ratio of earnings to fixed charges

The following table sets out the calculation of the ratios of earnings to fixed charges (unaudited) for the periods indicated.

	Year Ended 30 September
(in $AUD millions, unless otherwise indicated)	2014	2013	2012	2011	2010
Profit before income tax	10,740	9,772	8,814	8,514	8,038
Add fixed charges	18,894	20,376	24,549	26,270	22,470
Less minority interest in subsidiaries that have not incurred fixed charges	(64)	(74)	(66)	(68)	(66)
Earnings before tax and fixed charges	29,570	30,074	33,297	34,716	30,442

Interest expense	18,706	20,188	24,371	26,102	22,309
Portion of rent estimated to represent interest expense	188	188	178	168	161
Fixed charges	18,894	20,376	24,549	26,270	22,470

Ratio of earnings to fixed charges (%)	1.57	1.48	1.36	1.32	1.35